Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED APRIL 17, 2026

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 14 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, Supplement No. 6 dated October 16, 2025, Supplement No. 7 dated November 18, 2025, Supplement No. 8 dated December 17, 2025, Supplement No. 9 dated January 9, 2026, Supplement No. 10 dated January 16, 2026, Supplement No. 11 dated February 18, 2026, Supplement No. 12 dated March 18, 2026, and Supplement No. 13 dated April 14, 2026. Defined terms used in this Supplement No. 14 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of May 1, 2026;
•
to disclose the calculation of our March 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to provide an update on the composition of our portfolio; and

•
to provide an update on the status of our current public offering.

May 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2026 (and repurchases as of April 30, 2026) is as follows:

Transaction Price (per share)
Class S	$20.20
Class I	$20.22
Class T	$20.20
Class D	$20.21

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

March 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	March 31, 2026	February 28, 2026
Investment in real estate	$1,122,360,000	$1,123,095,000
Investments in real estate-related assets	8,507,803	8,421,907
Investment in Infrastructure Fund, at Fair Value	9,531,627	9,018,800
Cash and cash equivalents	29,656,065	37,862,984
Other assets	13,668,884	11,995,523
Debt obligations (at fair market value)	(563,909,975)	(572,279,721)
Due to related parties	(12,003,547)	(11,780,725)
Accounts payable and other liabilities	(18,241,153)	(18,911,001)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(1)	(28,644)	(24,151)
Non-controlling interests in subsidiaries	(228,602,839)	(225,148,260)
Net Asset Value	$360,938,221	$362,250,356
Number of outstanding shares and OP units(2)	17,853,144	17,939,901

(1) The distribution fee that is payable as of March 31, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for various DST properties.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of March 31, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$633,671,331	$327,273	$83,571,805	$29,477,901	$361,287	$365,001,350	$71,313,432	$1,183,724,379
Distribution fees due and payable	—	(85)	(18,499)	(1,930)	(79)	—	(8,051)	(28,644)
Debt obligations (at fair market value)	(301,872,286)	(155,909)	(39,812,456)	(14,042,865)	(172,112)	(173,881,611)	(33,972,736)	(563,909,975)
Due to related parties	(6,425,739)	(3,319)	(847,459)	(298,920)	(3,664)	(3,701,293)	(723,153)	(12,003,547)
Accounts payable and other liabilities	(9,764,856)	(5,043)	(1,287,839)	(454,253)	(5,566)	(5,624,658)	(1,098,938)	(18,241,153)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(122,375,673)	(63,202)	(16,139,527)	(5,692,822)	(69,772)	(70,489,673)	(13,772,170)	(228,602,839)
Quarterly NAV	$193,232,777	$99,715	$25,466,025	$8,987,111	$110,094	$111,304,115	$21,738,384	$360,938,221
Number of outstanding shares/units	9,557,145	4,936	1,260,445	444,591	5,449	5,505,016	1,075,562	17,853,144
NAV per share/unit	$20.22	$20.20	$20.20	$20.21	$20.20	$20.22	$20.21

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	March 31, 2026
Stockholders’ equity under U.S. GAAP	$464,312,195
Adjustments:
Unrealized depreciation of real estate	(42,886,655)
Unrealized appreciation of real estate-related assets	3,325,883
Acquisition costs	(9,254,403)
Deferred financing costs, net	(4,887,051)
Accrued distribution fee(1)	(85)
Accumulated depreciation and amortization	164,836,668
Fair value adjustment of debt obligations	38,733,030
Deferred rent receivable	(18,718,199)
Derivative assets, at fair value	(5,920,323)
Non-controlling interests in subsidiaries	(228,602,839)
NAV	$360,938,221

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of March 31, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.1%	6.5%	5.5%	6.3%	6.2%
Residual Discount Rate	7.3%	7.2%	7.0%	7.3%	7.2%
Average Holding Period (Yrs)	8.7	9.6	10.0	10.0	9.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.6%	-2.5%	-2.6%	-2.0%	-2.5%
	0.25% Decrease	2.9%	2.7%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.7%	-1.9%	-1.8%	-1.7%
	0.25% Decrease	1.7%	1.7%	1.9%	1.8%	1.7%

Portfolio Update

As of March 31, 2026, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026 NAV, were as follows:

•2026 – 0.0%

•2027 – 0.0%

•2028 – 10.6%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 19.6%

•2032 – 31.1%

•2033 – 0.0%

•2034 – 0.0%

•2035 – 4.9%

•After 2036 – 33.8%

As of March 31, 2026, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026 NAV, was as follows:

•Multifamily – 36.3%

•Single Tenant Office – 25.9%

•Distribution/Logistics – 19.5%

•Single Tenant Necessity Retail – 13.9%

•Single Tenant Life Sciences – 3.1%

•Data Center– 1.3%

As of March 31, 2026, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026 NAV, was as follows:

•Ohio – 22.4%

•Texas – 17.8%

•Maryland – 16.7%

•California – 11.4%

•New Jersey– 7.1%

•Kansas – 6.8%

•Wisconsin – 5.5%

•South Carolina – 4.3%

•Arizona – 4.0%

•Other – 3.9%

As of March 31, 2026, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026 NAV, was as follows:

•Common Equity – 100.0%

As of March 31, 2026, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

•2026 – 0.0%

•2027 – 0.0%

•2028 – 32.2%

•2029 – 0.0%

•2030 – 2.3%

•2031 – 35.2%

•2032 – 24.4%

•2033 – 5.8%

•2034 – 0.0%

•2035 – 0.0%

•After 2036 – 0.0%

As of March 31, 2026, the weighted average lease term remaining of our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026, NAV, was 7.6 years.

As of March 31, 2026, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our March 31, 2026, NAV, was 96.0%. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of March 31, 2026, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our March 31, 2026, NAV was $1.13 billion and $701 million as adjusted for ownership percentage.

As of March 31, 2026, we held $5.3 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $23.4 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of April 1, 2026, we have issued (i) 9,685,503 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $272.3 million and (ii) 1,501,472 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $35.1 million. As of March 31, 2026, our aggregate NAV was $360.9 million. On March 31, 2026, we repurchased 103,211 shares of common stock pursuant to our share repurchase program for aggregate consideration of $2.1 million, honoring 17.0% of redemption requests for the month of March 2026. We intend to continue selling shares on a monthly basis.